ADVISORS PREFERRED TRUST OPERATING EXPENSES LIMITATION AGREEMENT

DYNAMIC ALPHA MACRO FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is

effective as of the 2nd day of July 2023, by and between ADVISORS PREFERRED TRUST, a Delaware statutory trust (the "Trust"), on behalf of the Dynamic Alpha Macro Fund, (the "Fund") a series of the Trust and the sub-adviser of such Fund, Dynamic Wealth Group, LLC (the "Sub-Adviser").

WITNESSETH:

WHEREAS, the Sub-Adviser renders advice and services to the Fund pursuant to the terms and provisions of a subadvisory agreement with Advisors Preferred, LLC as may be amended from time to time (the "Sub-Advisory Agreement"); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses that have not been assumed by the Sub-Adviser; and

WHEREAS, the Sub-Adviser desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Sub- Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.   Limit on Operating Expenses. The Sub-Adviser hereby agrees to limit the Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund's average annual net assets, to the amounts listed in Appendix A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Sub-Adviser will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may be made, in part, indirectly by reducing the sub-advisory fee received from the Fund's investment adviser (Advisors Preferred LLC).

2.	Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses of underlying funds in which this Fund invests, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses such as litigation.

3.	Reimbursement of Fees and Expenses. The Sub-Adviser retains its right to receive
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reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three-year basis from the time such fee is waived or reimbursed, if such reimbursement can be achieved within the Operating Expense Limitation listed in Appendix A and within any then-current operating expense limitation.

4.	Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least through July 1, 2024, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by the Sub-Adviser and a majority of the Trustees of the Trust.

5.  Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty

(60) days' written notice to the Sub-Adviser. This Agreement may not be terminated by the Sub-Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Sub-Advisory Agreement with respect to the Fund is terminated, with such termination effective upon the effective date of the Sub-Advisory Agreement's termination with respect to the Fund. However, the right to reimbursement shall survive the automatic termination of this Agreement caused by the termination of the Sub- Advisory Agreement if caused by a change in control of the Sub-Adviser or Advisors Preferred, LLC.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

signature page follows

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ADVISORS PREFERRED TRUST                                 DYNAMIC WEALTH GROUP, LLC

on behalf of the

Dynamic Alpha Macro Fund

By: /s/ ____________                                                                        By: /s/ Bradley Barrie

Name: Catherine Ayers-Rigsby                                        Name: Bradley Barrie

Title: President                                                                  Title: Managing Director

Appendix A

Fund	Share Class	Operating Expense Limit
Dvnamic Alpha Macro Fund	Investor	2.35%
Dvnamic Alpha Macro Fund	Institutional	1.95%

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